Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Infinity’s ratio of earnings to fixed charges for the periods indicated.

	Three Months Ended March 31,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings before income taxes	$12,705	$22,088	$53,624	$127,882	$111,688	$54,881
Fixed charges
Interest expense	3,538	12,908	10,807	10,802	11,055	11,071
Portion of rentals representing interest	645	2,385	2,661	4,061	4,990	4,098
Amortization of capitalized debt expense	44	247	236	223	215	204
Total earnings	$16,332	$37,627	$67,327	$142,968	$127,948	$70,253
Fixed charges
Interest expense	3,538	12,908	10,807	10,802	11,055	11,071
Portion of rentals representing interest	645	2,385	2,661	4,061	4,990	4,098
Amortization of capitalized debt expense	44	247	236	223	215	204
Total fixed charges	$4,227	$15,539	$13,703	$15,085	$16,260	$15,372
Ratio of earnings to fixed charges	3.9	2.4	4.9	9.5	7.9	4.6